# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mitesco, Inc., CIK 0000802257
CUSIP: 60672T107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Brian Valania, 505 Beachland Blvd., Suite 1377, Vero Beach, Florida (FL), 32963
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0001185185-26-003697
Filed by CIK 0002129239
Persons authorized to receive notices and communications: Brian Valania, 505 Beachland Blvd., Suite 1377, Vero Beach, Florida (FL), 32963, 610.888.7509

## Reporting persons
- Valania Brian (CIK 0002129239): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 3,504,412; shared voting power 0; sole dispositive power 3,504,412; shared dispositive power 0; aggregate amount beneficially owned 3,504,412 (5.8% of the class)
  Comment: Percentage calculation: 3,504,412 / approximately 60,000,000 shares outstanding as of November 5, 2026 = approximately 5.841%, rounded to 5.8%.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Mitesco, Inc.
Address of issuer's principal executive offices: Brian Valania, 505 Beachland Blvd., Suite 1377, Vero Beach, Florida (FL), 32963

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A Amendment No. 1 is filed by Brian Valania (the "Reporting Person").
Residence or business address: The Reporting Person's business address is 505 Beachland Blvd., Suite 1377, Vero Beach, Florida 32963.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer, Chief Financial Officer and a director of Mitesco, Inc. The Issuer is a holding company focused on technology products and services and operates principally through Centcore and Vero Technology Ventures. The Issuer's address is 505 Beachland Blvd., Suite 1377, Vero Beach, Florida 32963.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order of the type described in Item 2(e) of Schedule 13D.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person received the Common Stock reported herein as compensation for services to the Issuer and did not use personal funds or borrowed funds to acquire those shares. The Reporting Person beneficially owns 3,504,412 shares of Common Stock, consisting of: (i) 200,000 shares acquired on July 29, 2024 at $0.25 per share; (ii) 83,334 shares issued on October 26, 2025 at $0.035 per share; (iii) 221,078 shares acquired on July 21, 2026 at $0.08 per share; and (iv) 3,000,000 restricted shares acquired on August 3, 2026 at $0.035 per share. The August 3 award had an aggregate stated value of $105,000. On November 5, 2026, the Reporting Person received an additional 4,800 shares of Series X Preferred Stock as compensation for work on acquisition matters, bringing his total Series X Preferred holdings to 12,000 shares. The Series X issuance was approved by the Board on November 5, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities as compensation for services to the Issuer and holds them for investment purposes. In his capacities as Chief Executive Officer, Chief Financial Officer and a director, the Reporting Person participates in the management of the Issuer and in the consideration of its business, financing, capital structure, acquisitions, dispositions and other strategic matters.

The Reporting Person may acquire additional securities of the Issuer or dispose of securities from time to time, subject to applicable law, contractual restrictions, market conditions and personal financial considerations. Except for actions that may be considered or undertaken in the ordinary course of performing his duties as an officer and director, the Reporting Person currently has no specific plan or proposal that would result in any of the matters described in Items 4(a) through 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on approximately 60,000,000 shares of Common Stock issued and outstanding as of November 5, 2026, the Reporting Person beneficially owns 3,504,412 shares of Common Stock, representing approximately 5.8% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 3,504,412 shares of Common Stock and has shared voting power and shared dispositive power over no shares of Common Stock. The Reporting Person also directly holds 12,000 shares of the Issuer's Series X Preferred Stock, consisting of 2,400 shares acquired on May 1, 2026, 4,800 shares acquired on July 10, 2026, and 4,800 shares issued on November 5, 2026 as compensation for work on acquisition matters. Based on information supplied by the Issuer, each Series X share carries 400 votes on matters submitted to stockholders. These preferred shares are disclosed for completeness but are not included in the percentage of the outstanding Common Stock reported above.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in Common Stock during the preceding 60 days. On November 5, 2026, the Reporting Person received 4,800 shares of Series X Preferred Stock as compensation for work on acquisition matters, as described in Item 5(b). The 83,334-share Common Stock issuance on October 26, 2025 at $0.035 per share occurred outside the preceding 60-day period.
Other persons with the right to receive dividends or sale proceeds: To the Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The securities reported herein are restricted securities and are subject to applicable federal securities-law transfer restrictions. The Reporting Person received certain shares pursuant to compensation arrangements and board authorizations of the Issuer. Except for those arrangements and the rights and restrictions applicable to the Series X Preferred Stock, the Reporting Person has no contract, arrangement, understanding or relationship of the type required to be disclosed by Item 6 with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 -- Relevant board resolution or compensation/stock-award document relating to the 3,000,000-share award, if required to be filed.

Exhibit 2 -- Power of attorney, if the Schedule 13D is signed by an authorized representative and the power of attorney is not already on file with the SEC.

## Signatures
- Valania Brian: /s/ Brian Valania, Brian Valania, individually (Chief Executive Officer and Chief Financial Officer of Mitesco, Inc.) (11/09/2026)